As filed with the Securities and Exchange Commission on September 5 , 2002


                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                     Results for the month of September 2002


                                  Crucell N.V.
             (Exact name of Registrant as Specified in its Charter)
                                  Crucell N.V.
                 (Translation of Registrant's Name into English)
                                 The Netherlands
                 (Jurisdiction of Incorporation or Organization)
                Archimedesweg 4, 2333 CN Leiden, The Netherlands
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

      Form 20-F  |X|                                       Form 40-F  |_|


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

        Yes   |_|                                             No  |X|


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
                  N/A

                                  Crucell Logo


                 Crucell Signs PER.C6TM Agreement with NatImmune

Leiden, The Netherlands, September 5, 2002 Dutch antibody and vaccine company Crucell N.V. (Euronext, NASDAQ: CRXL) today announced that it has signed a PER.C6TM research licensing agreement with the Danish company NatImmune A/S, to evaluate the production of the therapeutic protein, mannan-binding lectin (MBL) on PER.C6TM cells.

Under the terms of the agreement, NatImmune will evaluate the production of MBL on the PER.C6TM. Additionally, NatImmune has an option for a non-exclusive commercial product license to manufacture potential MBL products. Crucell will receive upfront and annual payments, as well as royalties on net sales of marketed MBL products. Further financial details were not disclosed.

"Crucell's PER.C6TM human cell line is fast becoming the production method of choice for a large range of biopharmaceuticals. This agreement with NatImmune further highlights the suitability of PER.C6TM as a manufacturing platform for human therapeutic proteins," said Ronald Brus M.D., Chief Business Officer of Crucell.

MBL is a natural human protein that plays a key role in first line immune defence. It is capable of clearing a wide range of bacteria, viruses, fungi and parasites, through binding to the microorganism and activating other parts of the body's immune system. MBL-deficiency affects 35% of the population. However, due to a large amount of overlap in the immune system, an MBL-deficiency does not manifest itself in clinical symptoms unless the individual is immunosuppressed or suffering from certain diseases.

MBL is NatImmune's lead product candidate. MBL will initially be developed as a treatment for MBL-deficient individuals for either: 1) stabilization of disease progression in terminally ill cystic fibrosis, or 2) prevention of infections in cancer patients undergoing chemotherapy. Other conditions that seem likely indications for MBL-replacement therapy include premature babies, recurrent infections primarily in young children, spontaneous recurring miscarriages, and poor immune responses to certain types of vaccines.

About Crucell

Crucell discovers and develops biopharmaceuticals that use the human immune system to combat cancer, infectious diseases and other conditions. Crucell leverages its patented technologies, MAbstractTM, AdVacTM, and PER.C6TM, for discovery, development and production of antibodies and vaccines. Crucell offers its technologies to the pharmaceutical and biotechnology industry and also uses them to create its own product pipeline. Partners include Merck & Co. for the HIV vaccine, the National Institutes of Health (NIH) for the Ebola vaccine and Centocor, a Johnson & Johnson company, for the CD46 antibody for treatment of various types of cancer. In addition, Crucell has over 20 licensees for its PER.C6TM technology. These include Novartis, GSK, Aventis and Schering AG. With headquarters in Leiden, The Netherlands, the company currently employs 200 people. Crucell is listed on Euronext and NASDAQ (ticker symbol CRXL). For more information visit www.crucell.com.


For further information please contact:
---------------------------------------


Crucell N.V.
Louise Dolfing
Communications Officer
Tel. +31-(0)71-524 8863
Fax.+31-(0)71-524 8935
l.dolfing@crucell.com

Noonan Russo Presence, New York
Mary Claire Duch
Tel. +1-212-845-4278
Fax.+1-212-696-9180
m.duch@nrp-euro.com

Hill & Knowlton Nederland B.V.
Arie Bos
Tel. +31-(0)20-404 4707
Fax.+31-(0)20-644 9736
abos@hillandknowlton.com

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                  Crucell N.V.



                                                  By: /s/ Leonard Kruimer
                                                      -------------------
                                                      Chief Financial Officer


Date: September 5, 2002